Exhibit 10.51

Cardinal Health 3750 Torrey View Court San Diego, CA 92130
www.cardinalhealth.com

May 11, 2009
Mr. Edward Borkowski
Dear Ed:
It is with great pleasure that I confirm in writing our offer of employment to you. All of us who have met with you believe you represent a great addition to the expected executive management team of CareFusion Corporation (“Company”), which is expected to be spun off (the “Spin-off”) from Cardinal Health, Inc.(“Cardinal Health”) with its clinical and medical products businesses. The provisions of your offer are:
1.	Your position is Chief Financial Officer of the Company, reporting prior to the Spin-off directly to the Chief Financial Officer of Cardinal Health (currently Jeff Henderson) with dotted line reporting to the Vice Chairman and CEO of the Clinical and Medical Products Segment of Cardinal Health (currently Dave Schlotterbeck), and after the Spin-off directly to the Chief Executive Officer of the Company (who is expected to be Dave Schlotterbeck).

2.	Your annual base salary will be $560,000, and your cash compensation profile will be reviewed along with all other officers of the Company at regular intervals with the Human Resources and Compensation Committee of the Board of Directors of Cardinal Health (before the Spin-off) or the Company (after the Spin-off). You will be paid a one-time gross cash sign-on bonus of $500,000, which will be paid within your first 60 days of employment. If you voluntarily terminate employment with the Company without Good Reason (as defined in paragraph 11 below) within 12 months following your start date, you will be obligated to repay the full amount of the sign-on bonus.

You will be eligible to participate in the Cardinal Health or the Company annual incentive plan. Your target annual incentive will be 90% of your base salary.

3.	You will receive a grant of Cardinal Health stock options with a value of $600,000 and a grant of Cardinal Health restricted share units (“RSUs”) with a value of $600,000 (the “Initial Equity Grants”). The number of options will equal the $600,000 value divided by the product of the closing stock price on the grant date and a stock option valuation factor utilizing a lattice model (based upon Cardinal Health’s standard method for valuing stock options for financial accounting purposes, adjusted to assume that you will hold the options to term). The number of RSUs will equal the $600,000 value divided by the closing stock price on the grant date. The grant date of the Initial Equity Grants will be on or about the first day after your start date that is the fifteenth day of a month, they will vest in annual installments of 33.33% on each of the first three anniversaries of the grant date and the stock options will expire on the seventh anniversary of the grant date. Except as set forth in paragraphs 11 and 13 below, standard terms and conditions will apply to these

Ed Borkowski
May 11, 2009

equity awards (including early termination and forfeiture upon certain type of employment terminations), which are expected to be converted into equity awards of the Company in connection with the Spin-off. The RSUs will also be subject to deferred payment if you so elect on the enclosed election form.
4.	You first will be eligible for a regular annual long term incentive grant in fiscal year 2010. Based on the annual base salary in paragraph 2 of this letter, the target “expected value” for your long term incentive award will be 300% of base salary, or $1,680,000.

5.	You are eligible to participate in the Cardinal Health 401(k) Savings Plan on the first day of your employment. You may contribute a portion of your cash compensation to the Plan on a pre-tax basis, subject to IRS maximum limits. Cardinal Health matches dollar-for-dollar on the first 3% of compensation you contribute to your 401(k) Plan account and 50 cents for every dollar on the next 2% you contribute. These matching dollars are immediately 100% vested. In addition, Cardinal Health currently makes a discretionary contribution to your 401(k) Plan account, which is 100% vested after three years of service. Cardinal Health also currently provides a discretionary social security integration contribution for eligible compensation over the social security wage base of $106,800 up to $245,000, which also vests 100% after three years. Enrollment information will be sent to you by Fidelity Investments, our financial benefits service provider, shortly after your start date. The Company is expected to adopt a similar 401(k) plan, effective at or soon after the Spin-off.

6.	You will be eligible to participate in the Cardinal Health Deferred Compensation Plan, which enables you to save over the IRS limits in the 401(k) Plan. You may contribute up to 50% of your base salary and up to 100% of your annual cash incentive award. Cardinal Health provides discretionary contributions for eligible compensation earned between $245,000 and $345,000, and a match on deferrals from eligible compensation earned between $245,000 and $345,000 (match structure same as the 401(k) Plan). All contributions vest as described in the 401(k) Plan. Enrollment information will be sent to you by Fidelity. Note that you must enroll within 30 days following your start date. The Company is expected to adopt a similar Deferred Compensation Plan, effective at or soon after the Spin-off.

7.	You and your eligible dependents will be eligible for participation in our group benefits program on your date of hire. This program includes coverage for medical, dental, vision, life insurance, accidental death and dismemberment, and short-term and long-term disability.

8.	Upon joining Cardinal Health, you will receive seven paid Company holidays (New Years Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and the day following, and Christmas Day). Based on your prior employment experience, you will be eligible to receive up to 208 hours (26 8-hour days) of Paid Time Off (“PTO”), which will be pro-rated based from your start date to the end of calendar year 2009. PTO includes vacation, sick and personal days.

9.	The first day of your employment (your “start date”) will be May 26, 2009.

Ed Borkowski
May 11, 2009

10.	As you will be relocating to San Diego, you will be eligible for the Cardinal Health’s executive relocation program, which is attached to this letter. If you voluntarily terminate employment with the Company within 24 months following your start date, you will be obligated to repay the Company all or part of the executive relocation expense in accordance with the terms of the relocation program.

11.	If you join us and your employment is terminated by Cardinal Health or the Company without Cause (as defined below) or you terminate employment for Good Reason (as defined below), (a) on or before the third anniversary of your start date, the Company will provide you with severance equal to 1.9 times your annual base salary and (b) after the third anniversary of your start date, the Company will provide you with severance equal to your annual base salary plus the average of the payouts of your actual annual incentives for the previous two years. The severance amount referenced above will be payable in equal installments on normal payroll dates over the 12 months after your termination of employment. In addition, upon such termination, you will become immediately vested in the Initial Equity Grants and, under the standard terms of the option agreements, will have 90 days from the date of your termination of employment to exercise the Initial Equity Grant options. “Good Reason” means, without your advance written consent, that (i) you have experienced a material diminution of your duties; (ii) your annual base salary has been reduced below $560,000; (iii) after the Spin-off, you no longer report to the CEO or Board of Directors of the Company or any successor to the Company, (iv) a successor to the Company fails to assume the Company’s obligations to you under this letter agreement, or (v) you are asked to relocate outside of the vicinity of San Diego, California; in each case, other than actions that are not remedied by the Company within thirty days after receipt of written notice thereof from you. “Cause” means willful and continued failure to perform your duties for the Company or one of its affiliates (other than any such failure resulting from incapacity due to physical or mental illness); an act by you of fraud or intentional misrepresentation or embezzlement, misappropriation or conversion of assets of the Company or any affiliate; a material breach by you of any provision of the Confidentiality and Business Protection Agreement referenced in paragraph 16 of this letter; or the repeated violation of the written policies or procedures of the Company by you. Notwithstanding the foregoing, to the extent required to avoid tax penalties to you under Section 409A of the Internal Revenue Code, some or all of the installments that would otherwise be payable during the first six months following the date of your separation from service shall be accumulated and paid with the first installment due at least six months after the date of your separation from service. For this purpose, your separation from service will occur on the date your employment termination is effective, provided that if you are continuing to provide services to the Company after that date, your separation from service will be the first date after which your level of service is no longer greater than 20% of the average level of services performed by you for the Company for the period of 36 months before the separation (or the actual period of service before the separation, if less).

12.	In addition, if you are entitled to severance payments under paragraph 11 or paragraph 13 of this letter, Cardinal Health or the Company will also subsidize the

Ed Borkowski
May 11, 2009

continued coverage of you and any family members covered at the date of termination of your employment under its health and medical benefit plan (including prescription drug, dental and vision coverage, as applicable) for 12 months after your termination of employment, at the same level of employer contribution applicable to similarly situated active employees. This subsidy may be taxable as additional income to you. In addition, it is agreed that your continued health and medical coverage is provided in accordance with Internal Revenue Code Section 4980B, commonly referred to as “COBRA coverage,” with your COBRA coverage commencing on termination of your employment.
13.	If you join us and if either (a) the Cardinal Health Board of Directors publicly announces that it has determined not to spin off the Company or (b) the Spin-off has not become effective on or before October 15, 2010 (either, a “Spin-Off Failure”), then Cardinal Health releases you from any repayment obligation relative to the sign-on bonus (in paragraph 2) and executive relocation benefits (in paragraph 10) under this letter should you voluntarily terminate employment with the Company as described in those provisions after a Spin-off Failure. Upon your voluntary or involuntary termination from employment with the Company for any reason other than for cause within 6 months after a Spin-off Failure, you will be entitled to severance equal to 1.9 times your base annual salary, payable in equal installments on normal payroll dates over the 12 months after your termination of employment. In addition, upon such termination, you will become immediately vested in the Initial Equity Grants and, under the standard terms of the option agreements, will have 90 days from the date of your termination of employment to exercise the Initial Equity Grant options. Notwithstanding the foregoing, to the extent required to avoid tax penalties to you under Section 409A of the Internal Revenue Code, the installments that would otherwise be payable during the first six months following the date of your separation from service shall be accumulated and paid with the first installment due at least six months after the date of your separation from service, which date will be determined as described in paragraph 11 above. If you are eligible for the benefits set forth in this paragraph 13, you will not be eligible for the severance benefits provided in paragraph 11 above.

14.	You acknowledge that you have provided for our legal review all currently effective employment contracts, non-competition, confidentiality and similar agreements between you and your current and prior employers. You represent and warrant that your entering into this letter, and commencing and continuing to work for Cardinal Health and the Company, does not and will not violate any term of any such contracts or agreements.

15.	Consistent with our policies for all Cardinal Health personnel and the special consideration of our industry, this offer is contingent upon the taking of a Company-paid drug screening test, the results of which must be negative, as well as an acceptable background check, including references.

16.	Employment with Cardinal Health or the Company is not for any definite period of time and is terminable, with or without notice, at the will of either you, the Company or, prior to the Spin-off, Cardinal Health, at any time for any reason. There shall be

Ed Borkowski
May 11, 2009

no contract, express or implied, of employment. However, you agree to be bound by the terms of the attached covenants related to confidentiality and protection of the Company’s and Cardinal Health’s business interests. That agreement must be signed and delivered to the Company by or before your start date.
17.	This offer letter shall be governed by and construed in accordance with the laws of the State of Ohio, without reference to principles of conflict of laws; provided that, upon and following the Spin-off, if and only if a court of competent jurisdiction determines that Ohio law does not apply, then this offer letter shall be governed by and construed in accordance with the laws of the State of Delaware, also without reference to principles of conflict of laws. If, under any such law, any portion of this offer letter is at any time deemed to be in conflict with any applicable statute, rule, regulation or ordinance, such portion shall be deemed to be modified or altered to conform thereto. The parties hereto irrevocably agree to submit to the jurisdiction and venue of the courts of the State of Ohio in any action or proceeding brought with respect to or in connection with this offer letter, except that if a court determines that Ohio law does not apply, then the parties hereto irrevocably agree to submit to the jurisdiction and venue of the courts of the State of Delaware in any action or proceeding brought with respect to or in connection with this offer letter.
Ed, you may have some follow-up questions once you have had the opportunity to review the details of this offer. If you have any questions, please feel free to call Cathy Cooney or me. I very much look forward to your joining our organization and the opportunity we will have to work together in the future.
Sincerely,
David Schlotterbeck
Vice Chairman and CEO, Clinical and Medical Products
on behalf of Cardinal Health, Inc. and Chairman and
Chief Executive Officer on behalf of CareFusion Corporation
Enclosures
cc: Cathy Cooney
     I accept the above offer of employment:

/s/ Edward Borkowski Edward Borkowski	May 11, 2009 Date

Confidentiality and Business Protection Agreement
     This Confidentiality and Business Protection Agreement (“Agreement”) is hereby entered into by and among Edward Borkowski (“Executive”), CareFusion Corporation, a Delaware corporation (the “Company”) and Cardinal Health, Inc., an Ohio corporation (“Cardinal Health”), effective as of May 26, 2009.
It is hereby agreed as follows:
     1.      Consideration and Acknowledgements. The parties acknowledge that the provisions and covenants contained in this Agreement are ancillary and material to, and in consideration of, the employment letter agreement effective as of May 11, 2009 among the parties and that the limitations contained herein are reasonable in geographic and temporal scope and do not impose a greater restriction or restraint than is necessary to protect the goodwill and other legitimate business interests of the “CareFusion Group” (as defined below). The parties also acknowledge and agree that the provisions of this Agreement do not adversely affect the Executive’s ability to earn a living in any capacity that does not violate the covenants contained herein. The parties further acknowledge and agree that the provisions of Section 9(a) below are accurate and necessary because (i) Ohio and Delaware each have a substantial relationship to the parties and to this transaction, (ii) Ohio is the headquarters state and state of incorporation of Cardinal Health, which has operations worldwide and has a compelling interest in having its employees treated uniformly, (iii) Delaware is the state of incorporation of the Company, which is expected to have operations worldwide and has a compelling interest in having its employees treated uniformly, (iv) the use of Ohio law and, after the spin-off of the Company from Cardinal Health (the “Spin-off”) and if and only if applicable pursuant to Section 9(a), Delaware law, provide certainty to the parties in any covenant litigation in the United States, and (v) enforcement of the provisions of this Agreement would not violate any fundamental public policy of Ohio, Delaware or any other jurisdiction.
     2.      Confidential Information. The Executive shall hold in a fiduciary capacity for the benefit of the Company, Cardinal Health and all of their subsidiaries, partnerships, joint ventures, limited liability companies, and other affiliates (collectively, the “CareFusion Group”), all secret or confidential information, knowledge or data relating to the CareFusion Group and its businesses (including, without limitation, any proprietary and not publicly available information concerning any processes, methods, trade secrets, research secret data, costs, names of users or purchasers of their respective products or services, business methods, operating procedures or programs or methods of promotion and sale) that the Executive has obtained or obtains during the Executive’s employment by the CareFusion Group and that is not public knowledge (other than as a result of the Executive’s violation of this Agreement) (“Confidential Information”). For the purposes of this Agreement, information shall not be deemed to be publicly available merely because it is embraced by general disclosures or because individual features or combinations thereof are publicly available. The Executive shall not communicate, divulge or disseminate Confidential Information at any time during or after the Executive’s employment with the CareFusion Group, except with prior written consent of the applicable CareFusion Group company, or as otherwise required by law or legal process. All records, files, memoranda, reports, customer lists, drawings, plans, documents and the like that the Executive uses, prepares or comes into contact with during the course of the Executive’s employment shall remain the sole property of the Company and/or the CareFusion

Group, as applicable, and shall be turned over to the applicable CareFusion Group company upon termination of the Executive’s employment.
     3.      Non-Recruitment of CareFusion Group Employees, etc. Executive shall not, at any time during the Restricted Period (as defined in this Agreement), without the prior written consent of the Company or, if applicable in the particular situation, Cardinal Health, engage in the following conduct (a “Solicitation”): (i) directly or indirectly contact, solicit, recruit or employ (whether as an employee, officer, director, agent, consultant or independent contractor) any person who was or is at any time during the previous twelve months an employee, representative, officer or director of the CareFusion Group; or (ii) take any action to encourage or induce any employee, representative, officer or director of the CareFusion Group to cease their relationship with the CareFusion Group for any reason. A “Solicitation” does not include any recruitment of employees within or for the CareFusion Group. The “Restricted Period” means the period of Executive’s employment with the CareFusion Group and the additional period ending twenty-four months after the Executive’s date of termination of employment or date of retirement, as applicable.
     4.      No Competition - - Solicitation of Business. During the Restricted Period, the Executive shall not (either directly or indirectly or as an officer, agent, employee, partner or director of any other company, partnership or entity) solicit, service, or accept on behalf of any “Competitor” (as defined in Section 5) the business of (i) any customer of the CareFusion Group at the time of the Executive’s employment or date of termination of employment, or (ii) any potential customer of the CareFusion Group which the Executive knew to be an identified, prospective purchaser of services or products of the CareFusion Group.
     5.      No Competition - - Employment by Competitor. During the portion of the Section 5 Restricted Period (as defined in this Agreement) which precedes the Spin-off and, if the Executive’s employment termination or retirement date occurs prior to the Spin-off, the portion of the Section 5 Restricted Period which is on and following the Spin-off, the Executive shall not invest in (other than in a publicly traded company with a maximum investment of no more than 1% of outstanding shares), counsel, advise, or be otherwise engaged or employed by, any entity or enterprise that competes with the CareFusion Group, by developing, manufacturing or selling any product or service of a type, respectively, developed, manufactured or sold by the CareFusion Group (each such person described, and not excepted, as a customer, potential customer or a competitor under Section 4 or this Section 5 of this Agreement is a “Competitor”). If the Executive’s employment termination or retirement date occurs on or following the Spin-off, during the portion of the Section 5 Restricted Period which is on and following the Spin-off, the Executive shall not invest in (other than in a publicly traded company with a maximum investment of no more than 1% of outstanding shares), counsel, advise, or be otherwise engaged or employed by, any entity or enterprise that competes with the Company and any of its subsidiaries, partnerships, joint ventures, limited liability companies, and other affiliates (as constituted from time to time at and after the Spin-off), by developing, manufacturing or selling any product or service of a type, respectively, developed, manufactured or sold by any of them. The “Section 5 Restricted Period” means the period of Executive’s employment with the CareFusion Group and the additional period ending twelve months after the Executive’s date of termination of employment or date of retirement, as applicable.

     6.      No Disparagement.
          (a)      The Executive, the Company and Cardinal Health shall at all times refrain from taking actions or making statements, written or oral, that (A) denigrate, disparage or defame the goodwill or reputation of Executive or the CareFusion Group, as the case may be, or any of its trustees, officers, security holders, partners, agents or former or current employees and directors, or (B) are intended to, or may be reasonably expected to, adversely affect the morale of the employees of the CareFusion Group. The Executive, the Company and Cardinal Health further agree not to make any negative statements to third parties relating to the Executive’s employment or any aspect of the businesses of CareFusion Group and not to make any statements to third parties about the circumstances of the termination of the Executive’s employment, or about the CareFusion Group or its trustees, directors, officers, security holders, partners, agents or former or current employees and directors. This Section 6(a) shall not apply to statements required by a court or governmental body or to statements made by the Company or Cardinal Health required by law or the rules of any stock exchange on which the stock of the Company or Cardinal Health is traded.
          (b)      The Executive further agrees that, following termination of employment for any reason, the Executive shall assist and cooperate with the CareFusion Group with regard to any matter or project in which the Executive was involved during the Executive’s employment, including but not limited to any litigation that may be pending or arise after such termination of employment. Further, the Executive agrees to notify the Company or, if applicable in the particular situation, Cardinal Health, at the earliest opportunity of any contact that is made by any third parties concerning any such matter or project. Neither the Company nor Cardinal Health shall unreasonably request such cooperation of Executive and shall cooperate with the Executive in scheduling any assistance by the Executive, taking into account the Executive’s business and personal affairs, and shall compensate the Executive for any lost wages or expenses associated with such cooperation and assistance.
     7.      Inventions. All plans, discoveries and improvements, whether patentable or unpatentable, made or devised by the Executive, whether alone or jointly with others, from the date of the Executive’s initial employment by the CareFusion Group and continuing until the end of any period during which the Executive is employed by the CareFusion Group, relating or pertaining in any way to the Executive’s employment with or the business of the CareFusion Group, shall be promptly disclosed in writing to the Secretary of the Board and are hereby transferred to and shall redound to the benefit of the Company, and shall become and remain its sole and exclusive property. The Executive agrees to execute any assignment to the Company or its nominee, of the Executive’s entire right, title and interest in and to any such discoveries and improvements and to execute any other instruments and documents requisite or desirable in applying for and obtaining patents, trademarks or copyrights, at the expense of the Company, with respect thereto in the United States and in all foreign countries, that may be required by the Company. The Executive further agrees at all times to cooperate to the extent and in the manner required by the Company, in the prosecution or defense of any patent or copyright claims or any litigation, or other proceeding involving any trade secrets, processes, discoveries or improvements covered by this Agreement, but all necessary expenses thereof shall be paid by the Company.
     8.      Acknowledgement and Enforcement. The Executive acknowledges and agrees that: (A) the purpose of the foregoing covenants, including without limitation the noncompetition covenants of Sections 4 and 5, is to protect the goodwill, trade secrets and other Confidential Information of the CareFusion Group; (B) because of the nature of the business in which the CareFusion Group is engaged and because of the nature of the Confidential Information to which the Executive has access, the CareFusion Group would suffer irreparable harm and it would be impractical and excessively difficult to determine the actual damages of the CareFusion Group in the event the Executive breached any of the covenants of this Agreement; and (C) remedies at law (such as monetary damages) for any breach of the Executive’s obligations under this Agreement would be inadequate. The Executive therefore agrees and consents that if the Executive commits any breach of a covenant under this Agreement or threatens to commit any such breach, the Company or, if applicable in the particular situation, Cardinal Health, shall have the right (in addition to, and not in lieu of, any other right or remedy that may be available to it) to temporary and permanent injunctive relief from a court of competent jurisdiction, without posting any bond or other security and without the necessity of proof of actual damage.
     9.      Miscellaneous.
          (a)      This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio, without reference to principles of conflict of laws; provided that, upon and following the Spin-off, if and only if a court of competent jurisdiction determines that Ohio law does not apply, then this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, also without reference to principles of conflict of laws. If, under any such law, any portion of this Agreement is at any time deemed to be in conflict with any applicable statute, rule, regulation or ordinance, such portion shall be deemed to be modified or altered to conform thereto. The parties hereto irrevocably agree to submit to the jurisdiction and venue of the courts of the State of Ohio in any action or proceeding brought with respect to or in connection with this Agreement, except that if a court determines that Ohio law does not apply, then the parties hereto irrevocably agree to submit to the jurisdiction and venue of the courts of the State of Delaware in any action or proceeding brought with respect to or in connection with this Agreement.. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof. This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.
          (b)      All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to the Executive:	At the most recent address on file for the Executive at the Company.

If to the Company:	CareFusion Corporation
3750 Torrey View Court
San Diego, California 92130
Attention: Chief Legal Officer

If to Cardinal Health:	Cardinal Health, Inc.
700 Cardinal Place
Dublin, Ohio 43017
Attention: Chief Legal Officer

or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by the addressee.
     (c) The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. If any provision of this Agreement shall be held invalid or unenforceable in part, the remaining portion of such provision, together with all other provisions of this Agreement, shall remain valid and enforceable and continue in full force and effect to the fullest extent consistent with the law.
     (d) Any party’s failure to insist upon strict compliance with any provision of this Agreement or the failure to assert any right such party may have hereunder, shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.
IN WITNESS WHEREOF, the Executive has hereunto set the Executive’s hand and each of the Company and Cardinal Health have caused these presents to be executed in its name and on its behalf, all as of the day and year first above written.

/s/ Edward Borkowski

Edward Borkowski
Execution Date: May 11, 2009

CAREFUSION CORPORATION

/s/ David L. Schlotterbeck

By: David L. Schlotterbeck
Its: Chairman and Chief Executive Officer
Execution Date: May 11, 2009

CARDINAL HEALTH, INC.

/s/ David L. Schlotterbeck

By: David L. Schlotterbeck
Its: Vice Chairman and CEO, Clinical and Medical Products
Execution Date: May 11, 2009